Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Mara Ransom

May 24, 2018

Re:	INDIANA MICHIGAN POWER COMPANY
Registration Statement No. 333-225103

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indiana Michigan Power Company (hereafter the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on May 30, 2018, or as soon thereafter as is practicable.

Very truly yours,

INDIANA MICHIGAN POWER COMPANY

By: /s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Assistant Secretary

cc: Scott Anderegg, Esq.